SECUR 07003198 SSION

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A6* 3/13

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVOLUTION FINANCIAL TECHNOLOGIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC MAIL PROCESSING SECTION
RECEIVED FEB 28 2007
WASH. DC 186

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
67 WALL STREET, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL DENSON **(212) 905-7600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, DARYL DENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVOLUTION FINANCIAL TECHNOLOGIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF OPERATING OFFICER

Title



Notary Public


INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 20
Certificate filed with New York County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Evolution Financial Technologies, LLC

Statement of financial condition

December 31, 2006

Evolution Financial Technologies, LLC

Contents



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Members of Evolution Financial Technologies, LLC
New York, New York

We have audited the accompanying statement of financial condition of Evolution Financial Technologies, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Evolution Financial Technologies, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 7, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Evolution Financial Technologies, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$	164,818
Receivable from clearing broker		446,251
Securities owned, at market value		44,130
Deposit with clearing brokers		250,325
Prepaid expenses and other assets		138,504
Fixed assets, net of accumulated depreciation of $22,932		118,559
Total assets	$	1,162,587

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities sold, not yet purchased, at market value	$	73,517
Accounts payable and accrued expenses		518,381
Total liabilities		591,898
Members' equity:		
Members' equity before related receivable		1,071,076
Less receivable from Member		(500,388)
Members' equity		570,688
Total liabilities and members' equity	$	1,162,586

The accompanying notes are an integral part of this financial statement.

Evolution Financial Technologies, LLC

Notes to the Statement of Financial Condition

December 31, 2006

Note 1 – Organization

Evolution Financial Technologies, LLC (formerly Sonic Technologies, LLC) (the "Company"), is a limited liability company which was formed under the laws of the state of Delaware. The Company is wholly owned by Evolution Trading Management, LLC (the "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a full-service, retailer-oriented brokerage firm, specializing in trading of primarily equity securities, as well as proprietary trading for its own account. The company is an introducing broker and clears all transaction through a clearing broker, on a fully disclosed basis, to perform all trade settlement and related activities under a clearing agreement. The company has offices in New York and New Jersey.

Note 2 – Summary of significant Accounting policies

Cash Equivalents

For the propose of the statement of cash flow the company considered all short-term investment with maturity of three month or less when purchased to be equivalents.

Securities transactions and revenue recognition

Securities transactions, commission revenue, and commission expenses are recorded on a trade date basis. Securities owned and security sold, not yet purchased, consist of trading securities at market value. Unrealized gain and losses on securities transactions are included in principle transactions, net in the accompanying statement of operations.

Equipment

Equipment consists primarily of computers and data processing equipment and is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the equipment.

Income Taxes

No provision for income taxes has been made since, as a limited liability company, the Company and its Parent are not subject to income taxes. The Company's income or loss is reportable by the Members of the Parent on their individual tax returns. The Company and its Parent are subject to New York City Unincorporated Business Tax ("UBT").

Use of estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States Of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Fair value of financial instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of financial condition.

Basis of accounting

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter include cost reduction and relocating to less expensive facilities (Note 11). In addition, the Company will continue to seek the support of the Members of the Parent company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Due from Clearing Brokers

Receivables from broker-dealers and clearing organizations primarily includes commissions receivable, proceeds from securities sold short, net receivables and payables for unsettled transactions and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased.

The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions. At December 31, 2006, customer obligations were collateralized by securities with a market value in excess of the obligations.

Note 4 - Cash

The Company maintains cash primarily in one major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The company controls risk by maintaining account with large reputable financial institutions. At times, such amounts may exceed FDIC limits. At December 31, 2006, the Company had balances in excess of FDIC limits. The Company has not experienced any losses on these accounts.

Note 5 - Securities owned and securities sold, not yet purchased.

At December 31, 2006, marketable securities owned and securities sold, but not yet purchased, consist of corporate equity securities.

Note 6 - Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of:

Securities industry service providers	$390,180
Technology and information service providers	46,233
Other	82,319
Total	$518,732

Note 7 - Income taxes

A deferred tax asset is recorded to reflect the future UBT tax benefits of operating loss carryforwards and the differences between accrual and cash basis tax reporting. In recognition of the uncertainty regarding the ultimate amount of future income tax benefits to be derived from these deferred tax items, the company has recorded a valuation allowance of approximately $13,000 at December 31, 2006, for the full amount of the deferred tax asset.

Note 8 - Off-balance-sheet risk

From time to time the Company sells securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded such obligations in the accompanying statement of financial condition at December 31, 2006, at the market value of the related securities. The Company is exposed to losses if the market value of these securities that are sold but not yet purchased increases.

Note 9 - Related Party transactions

As more fully described in Note 11, the Company is committed to pay a financial institution for a software license and rent in New Jersey. The managing members of the Parent are also employed by the financial institution.

Note 10 - Net Capital Requirement

The company is subject to the SEC's Rule 15c3-1 that defines net capital and aggregate indebtedness and specifies minimum requirements that broker-dealers must maintain. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company's net capital amounted to approximately $302,000, which was $202,000 in excess of its required net capital of $100,000. The company's ratio of aggregate indebtedness to net capital was approximately 1.72 to 1 at December 31, 2006.

Note 11 - Contingencies and commitments

The Company is a party to legal proceedings generally incidental to its present and past activities and is subject to a variety of securities industry laws and regulations. As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim, which is pending or threatened, will not have a material adverse effect on the financial condition of the Company but could materially affect results of operations in a given year.

The National Association of Securities Dealers is in the process of conducting a routine examination of the operations of the Company. The NASD is reviewing financial and operational practices and the Company has responded to inquiries. The Company is unable to predict the outcome of this matter.

Note 11 - Contingencies and commitments (continued)

During 2004 the Company entered into a Transaction Services Agreement with a financial institution. In exchange for using software of the institution under a license, the Company is presently obligated to pay $30,000 per month.

The Company's Parent has leased the office space, where the Company is located. The Company absorbs the rent expense for these premises. During 2006 rent expense for the Company's office premises amounted to approximately $362,000 and $49,000 for its New York and New Jersey offices, respectively. The rent for the New Jersey office is paid to an affiliated entity.

During February 2007 the Company notified the property owner of its intent to terminate its New York office lease, with an abatement of the remaining rent effective March 1, 2007. Management intends to relocate its New York staff and facilities to its existing New Jersey office. The Company's approximate remaining future minimum future lease commitments are $49,000 for the year ending December 31, 2007 and $37,000 through September 2008.